Exhibit 5

11.	Decision to waive the public offer requirement referred to in Article 7.3 of the Articles of Association in relation to acquisitions of more than a quarter of the voting rights in ArcelorMittal following transfers among persons included in the definition of “Mittal Shareholder” (as defined in Article 8.4 of the Articles of Association), including without limitation by means of transfers to trustees of trusts of which Mr. and/or Mrs. Lakshmi N. Mittal and/or their heirs and successors are the beneficiaries.

Background

Mr. and Mrs. Mittal have informed the Company that they may carry out a reorganization of the holding company structure through which they hold their indirectly owned ArcelorMittal shares. This reorganization may involve the use of trusts of which Mr. and/or Mrs. Lakshmi N. Mittal and/or their heirs and successors are beneficiaries and intermediate holding companies wholly owned by those trusts and/or by Mr. and/or Mrs. Mittal.

To the extent this reorganization involves the transfers of a quarter or more of the total voting rights of the Company to one or more of such holding companies or trusts, such transfer may fall within the scope of Article 7.3 of the Articles of Association of the Company. In substance, this Article imposes a requirement on a person who has acquired a quarter or more of the voting rights of the Company to make an unconditional public offer to acquire all outstanding shares of the Company, unless the acquisition of the Company’s shares by such person has received the prior assent of the Company’s shareholders. Therefore, in accordance with Article 7.3 paragraph 3 of the Articles of Association, it is proposed that the Company’s shareholders give their prior assent to direct or indirect transfers of shares of the Company among persons included in the definition of “Mittal Shareholder” in the Articles of Association, namely Mr. Lakshmi N. Mittal, Mrs. Usha Mittal and/or any of their heirs or successors acting directly or indirectly through Mittal Investments S.à r.l., ISPAT International Investments S.L. or any other entity controlled directly or indirectly by either of them, including without limitation by means of transfers to trusts of which Mr. and/or Mrs. Lakshmi N. Mittal and/or their heirs and successors are beneficiaries.

The inclusion of this proposed resolution has been unanimously approved by the independent directors of the Company. The independent directors of the Board of Directors of the Company unanimously concluded that the contemplated reorganization would not affect the governance of the Company but rather the manner in which the Mittal Shareholder’s present interest is held.

Although this draft resolution is included in the agenda and proposed resolutions of this annual general meeting of shareholders of the Company, the adoption of this resolution is subject to the quorum and majority requirements applicable to resolutions of an extraordinary general meeting of shareholders.

Draft resolution (13th resolution)

In accordance with Article 7.3, paragraph 3, of the Articles of Association of the Company, the General Meeting decides to assent to direct or indirect transfers of shares of the Company among persons included in the definition of “Mittal Shareholder” (as defined in Article 8.4 of the Articles of Association), including without limitation by means of transfers to trustees of trusts of which Mr. and/or Mrs. Lakshmi N. Mittal and/or their heirs and successors are beneficiaries.